                                             Duquesne Light Company Exhibit 12.1

                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                            (Thousands of Dollars)


                                                                                       Year Ended December 31,
                                                                  -----------------------------------------------------------------
                                                                    1998           1997          1996         1995           1994
                                                                  ---------     ---------     ---------     ---------     ---------
FIXED CHARGES:
  Interest on long-term debt                                      $  75,810     $  81,592     $  82,505     $  89,139     $  94,646
  Other interest                                                      1,290           752         1,632         2,599         1,095
  Monthly Income Preferred Securities dividend requirements          12,562        12,562         7,921            --            --
  Amortization of debt discount, premium and expense - net            5,266         5,828         5,973         6,252         6,381
  Portion of lease payments representing an interest factor          44,146        44,208        44,357        44,386        44,839
                                                                  ---------     ---------     ---------     ---------     ---------
    Total Fixed Charges                                           $ 139,074     $ 144,942     $ 142,388     $ 142,376     $ 146,961
                                                                  ---------     ---------     ---------     ---------     ---------

EARNINGS:
  Income from continuing operations                               $ 148,548     $ 141,820     $ 149,860     $ 151,070     $ 147,449
  Income taxes                                                       74,912*       73,838*       83,008*       92,894*       84,191*
  Fixed charges as above                                            139,074       144,943       142,388       142,376       146,961
                                                                  ---------     ---------     ---------     ---------     ---------
    Total Earnings                                                $ 362,534     $ 360,601     $ 375,256     $ 386,340     $ 378,601
                                                                  ---------     ---------     ---------     ---------     ---------

RATIO OF EARNINGS TO FIXED CHARGES                                     2.61          2.49          2.64          2.71          2.58
                                                                  =========     =========     =========     =========     =========
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     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.5 million for the twelve months ended
December 31, 1998, has been excluded from the ratio.

*Earnings related to income taxes reflect a $12.0 million, $17.0 million, $12.0 million, $13.5 million and $13.5 million decrease for the twelve months ended
December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to a financial statement reclassification related to Statement of Financial Accounting
Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.69, 2.61, 2.72, 2.81 and 2.67 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.